 Filed pursuant to Rule 424(b)(1)
 File No. 333-249525

Owl Rock Core Income Corp.

Supplement No. 4 dated March 24, 2021

To

Prospectus dated December 28, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Core Income Corp. dated December 28, 2020, as amended and supplemented (the “Prospectus”), and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (212) 419-3000. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 33 of the Prospectus before you decide to invest in our common stock.

RECENT DEVELOPMENTS

March 1, 2021 Public Offering Price

In accordance with our share pricing policy, we intend to sell our shares on the first business day of each month at a net offering price that we believe reflects the net asset value per share of the relevant class of shares on the last day of the preceding month. The March 1, 2021 public net offering price, maximum upfront sales load and maximum offering price for each of our share classes were as follows:

	Net Offering Price (per share)	Maximum Upfront Sales Load (per share)	Maximum Offering Price (per share)
Class S	$9.26	$0.32	$9.58
Class D	$9.26	$0.14	$9.40
Class I	$9.26	$0.00	$9.26